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                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                                FORM 12B-25

                                              Commission File Number 0-23431

                        NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K   [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
[ ] Form N-SAR
     For Period Ended:  DECEMBER 31, 1998

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended: _______________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________
______________________________________________________________________________


                                  PART I
                          REGISTRANT INFORMATION

Full name of registrant   MILLER EXPLORATION COMPANY

Former name if applicable
______________________________________________________________________________

Address of principal executive office (STREET AND NUMBER)

   3104 LOGAN VALLEY ROAD

City, state and zip code   TRAVERSE CITY, MICHIGAN 49685-0348








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                                  PART II
                           RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                 PART III
                                 NARRATIVE

     STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORM 10-K, 11-K, 20-F, 10-Q, N-SAR OR THE TRANSITION REPORT PORTION THEREOF COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

     Miller Exploration Company (the "Registrant") is currently engaged in discussions with its senior lender, other creditors and potential new sources of capital regarding a potential recapitalization of the Registrant. There can be no assurance that the Registrant will complete any recapitalization, or if completed the time frame in which it could be completed. The Registrant's personnel engaged in these discussions are also responsible for the preparation of the Registrant's financial statements and Form 10-K. Due to the time restraints on these persons and the Registrant's limited staff, the Registrant is unable to present a complete set of financial statements to its auditors and as a result is unable to file its Form 10-K for the year ended December 31, 1998 within the prescribed time period without unreasonable effort or expense.







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                                  PART IV
                             OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      WILLIAM J. BAUMGARTNER            616                   941-0004
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              (Name)                (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                                                [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Although the Registrant's audited financial statements for the year ended December 31, 1998 have not been completed, the Registrant expects to record a cost ceiling writedown of approximately $35.0 million in 1998.
The writedown is a result of significantly depressed commodity prices and a large downward revision of proved oil and gas reserve quantities.



                        MILLER EXPLORATION COMPANY
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               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 1999           By ______________________________________________
                                 William J. Baumgartner
                                 Chief Financial Officer



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ARTHUR ANDERSEN LLP


April 1, 1999

Securities and Exchange Commission
Washington, DC 20549

Dear Sirs:

We have read the applicable Sections of Form 12b-25 and are in agreement with the statements made therein.

Yours truly,

/s/ Arthur Andersen LLP